United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. October 24, 2024, at 9:00 am, by videoconference, being present Messrs. Daniel André Stieler Chairman, Marcelo Gasparino da Silva Vice- Chairman, , and Rachel . The works were secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale. Consequently, the Board deliberated the following subject: MARIANA AGREEMENT Considering (i) substantiated by DDE-099/2024, dated 10/21/2024, which was unanimously approved by the EC; (ii) the presentation now held to the Board and the clarifications provided by Messrs. Gustavo Pimenta, Alexandre D'Ambrósio, Murilo Muller and Octávio Bulcão on the subject; (iii) the inutes of the CARE meeting of 18/10/2024, the draft of which was made available to the Board on 22/10/2024; (iv) compliance with the requests made by CARE within the scope of the minutes of the meeting mentioned in item (iii); (v) the Legal Opinion with the favorable opinion of the law firm Bermudes Advogados, dated 10/17/2024 and made available to CARE and the Board of Directors on 10/18/2024; (vi) the clarifications provided by Dra. Thaís Vasconcellos de Sá, signatory of the aforementioned Legal Opinion and invited by the CA to participate in this discussion and provide additional information on the subject; and, furthermore, (vii) the discussions held over the last few months on the subject, notably within CARE and, additionally, within the Sustainability Committee and the Capital Allocation and Projects Committee, in addition to those held within the collegiate body, the Board of Directors approved, after discussing the proposal presented, approved, by a majority vote, with the contrary vote of Board Member PH and two written explanations of vote, one and BHP Billiton do Brasil Ltda. enter into a legal agreement with the Brazilian public authorities (the Federal Union, the States of Minas Gerais and Espírito Santo, their respective municipalities and environmental agencies, as well as the Public Prosecutors' Offices and Public Defenders' Offices of the three spheres), the purpose of which is to provide full reparation and compensation for the collective and diffuse damage resulting from the collapse of the Fundão tailings dam, in Mariana- MG, owned by Samarco, on November 5, 2015, and the Board of Directors has also authorized the CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 practice of all related, correlated, complementary and necessary acts for the effectiveness and implementation of the resolution taken herein, under the terms of the proposal of the Executive Committee contained in the aforementioned DDE-099/2024, of October 21, 2024. I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, RJ, October 24, 2024. Luiz Gustavo Gouvêa Secretary PROTOCOLO DE ASSINATURA(S) O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/BE62-4062-3D8E- 027D ou vá até o site https://vale.portaldeassinaturas.com.br e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de A s s i n a t u r a s V a l e .. T o c h e c k t h e s i g n a t u r e s c l i c k o n t h e l i n k : h t t p s : / / v a l e . p o r t a l d e a s s i n a t u r a s . c o m . b r / V e r i f i c a r / B E 6 2 - 4 0 6 2 - 3 D 8 E - 0 2 7 D o r g o t o t h e Websitehttps://vale.portaldeassinaturas.com.br and use the code below to verify that this document is valid. Código para verificação: BE62-4062-3D8E-027D Hash do Documento 74FB5E916AAF615F957E1F94F889B9DEB48DB318D1AC68ECA0D4569D10E8E352 O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 24/10/2024 é(são) : Luiz Gustavo Garioli Gouvea (Signatário) - 004.862.987-10 em 24/10/2024 18:48 UTC-03:00 Tipo: Assinatura Eletrônica Identificaçao: Por email: luiz.gustavo.gouvea@vale.com Evidências Client Timestamp Thu Oct 24 2024 18:48:01 GMT-0300 (Horário Padrão de Brasília) Geolocation Location not shared by user. name Luiz Gustavo Garioli Gouvea email luiz.gustavo.gouvea@vale.com externalEmail luiz.gustavo.gouvea@vale.com signerIdentifier 00486298710 signerIdentifierName CPF pendingActionNotification Email luiz.gustavo.gouvea@vale.com IP 177.142.208.128 Hash Evidências: 17EAA0BAEB640E72863EB7BCEDA1A2EA2436328DBF22706BEB6354750D5AFDB9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 25, 2024		Director of Investor Relations